SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                Amendment No. 1
                                       to
                                 SCHEDULE 14D-1
               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934
                              -----------------------

                RAL INCOME + EQUITY GROWTH V LIMITED PARTNERSHIP
                            (Name of Subject Company)


                             MP INCOME FUND 11, L.P.
                ACCELERATED HIGH YIELD INSTITUTIONAL FUND I, L.P.
                               MORAGA FUND 1, L.P.
              ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, L.P.
                                    (Bidders)

                          LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)
                              -----------------------

                                             Copy to:
C.E. Patterson                               Paul J. Derenthal, Esq.
MacKenzie Patterson, Inc.                    Derenthal & Dannhauser
1640 School Street, Suite 100                455 Market Street, Suite 1600
Moraga, California  94556                    San Francisco, California  94105
(510) 631-9100                               (415) 243-8070

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

     This Amendment No. 1 to Schedule 14D-1 amends the Schedule 14D-1 filed March 15, 1997 (the "Schedule") by MP Income Fund 11, L.P., Accelerated High Yield Institutional Fund I, L.P., Moraga Fund 1, L.P., Accelerated High Yield Institutional Investors, L.P. (together the "Purchasers"), as set forth below. Terms not otherwise defined herein shall have the meanings ascribed to them in the Schedule and exhibits thereto.

     This Amendment No. 1 is the final amendment to the Schedule and is filed to report the termination and results of the Offer described in the Schedule. The Offer terminated as of April 15, 1997. The Offer resulted in the tender by Unitholders and acceptance for payment by the Purchasers of a total of 179 Units. The Purchasers, together with affiliates of certain of the Purchasers, are, as of the consummation of the Offer, the beneficial owners of a total of 184 Units or approximately 1.86% of the outstanding Units.

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



                                   SIGNATURES


             After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:       April 30, 1997

MP INCOME FUND 11, L.P.

By MacKenzie Patterson, Inc., General Partner

             By:     /s/Victoriaan Tacheira
                     Victoriaan Tacheira, Senior Vice President

MORAGA FUND 1, L.P.

By Moraga Partners, Inc., General Partner

             By:     /s/Victoriaan Tacheira
                     Victoriaan Tacheira, Vice President

ACCELERATED HIGH YIELD INSTITUTIONAL FUND I, L.P.

By MacKenzie Patterson, Inc., General Partner

             By:     /s/Victoriaan Tacheira
                     Victoriaan Tacheira, Senior Vice President


ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, L.P.

By MacKenzie Patterson, Inc., General Partner

             By:     /s/Victoriaan Tacheira
                     Victoriaan Tacheira, Senior Vice President


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